Exhibit 99.6

DBS SATELLITE SERVICES (1998) LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2010

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

DBS Satellite Services (1998) Ltd.

Financial Statements as at December 31, 2010

Contents

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

Auditors Report for the Shareholders of
D.B.S. Satellite Services (1998) Ltd.

We have audited the accompanying statements of financial position of D.B.S. Satellite Services (1998) Ltd. (“the Company”) as at December 31, 2010 and 2009 and the related income statements, the statements of comprehensive income, the statements of changes in equity and the statements of cash flows for each of the three years, the last of which ended December 31, 2010. These financial statements are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors’ Regulations (Manner of Auditor’s Performance), 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Group, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion these financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and its results of operations, changes in equity and cash flows for each of the three years, the last of which ended December 31, 2010, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

Without qualifying our opinion, we draw attention to Note 5 with respect to the financial position of the Company. The continuation of the Company’s activities depends, inter alia, on its compliance with the stipulations determined for 2011.

Furthermore, we draw attention to Note 21B to the financial statements with respect to a class action filed against the Company with respect to disruptions to the Company’s broadcasts. Based on the assessment of the Company’s management, which is based on the opinion of its legal counsel, the Company has included an appropriate provision in its financial statements.

Somekh Chaikin
Certified Public Accountants

March 7, 2011

DBS Satellite Services (1998) Ltd.

Statement of Financial Position as at December 31

		2010	2009
	Note	NIS thousands	NIS thousands

Assets

Trade receivables	6	168,847	160,152
Other receivables	6	11,150	11,197	*

Total current assets		179,997	171,349

Property, plant and equipment, net	7	675,888	682,473
Intangible assets, net	8	82,769	67,043
Broadcasting rights, net of rights exercised	9	304,490	284,766

Total non-current assets		1,063,147	1,034,282

Total assets		1,243,144	1,205,631

* Reclassified

DBS Satellite Services (1998) Ltd.

Statement of Financial Position as at December 31

		2010	2009
	Note	NIS thousands	NIS thousands

Liabilities

Borrowings from banks	10	135,438	283,698
Current maturities for debentures	14	56,062	54,812
Trade payables	11	355,771	405,389	*
Other payables	12	164,951	150,420	*
Provisions	13	89,266	9,079	*

Total current liabilities		801,488	903,398

Debentures	14	1,030,973	625,741
Loans from institutions	15	-	181,729
Bank loans	10	470,810	607,036
Loans from shareholders	16	2,300,387	1,981,887
Long-term trade payables	17	54,264	9,001	*
Employee benefits	18	6,696	5,599	*

Total non-current liabilities		3,863,130	3,410,993

Total liabilities		4,664,618	4,314,391

Capital deficit

Share capital		29	29
Share premium		85,557	85,557
Option warrants		48,219	48,219
Capital reserves		1,537,271	1,537,271
Capital reserve for share-based payments		9,391	6,931
Retained loss		(5,101,941)	(4,786,767)

Total capital deficit	22	(3,421,474)	(3,108,760)

Total liabilities and capital		1,243,144	1,205,631

	Ron Eilon	Katriel Moriah
Authorized to sign on behalf of chairman of the board (See Note 33).	CEO	CFO

* Reclassified

Date of approval of the financial statements: March 7, 2011

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Statements of Income for the Year Ended December 31

		2010	2009	2008
	Note	NIS thousands	NIS thousands	NIS thousands

Revenue		1,582,930	1,530,435	1,512,632

Cost of revenue	23	1,128,848	1,042,101	1,091,171

Gross profit		454,082	488,334	421,461

Selling and marketing expenses	24	143,202	122,312	128,162

General and administrative expenses	25	132,561	117,805	116,151

		275,763	240,117	244,313

Operating profit		178,319	248,217	177,148

Financing expenses		181,584	177,900	229,650

Financing income		(9,313)	(8,347)	(51,805)

Shareholders’ finance expenses		318,499	300,373	262,961

Financing expenses, net	26	490,770	469,926	440,806

Loss before income tax		(312,451)	(221,709)	(263,658)

Income tax	27	1,188	745	1,048

Loss for the period		(313,639)	(222,454)	(264,706)

Basic and diluted loss per share (in NIS)		10,491	7,441	8,919

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Statements of Comprehensive Income for the Year Ended December 31

		2010	2009	2008
	Note	NIS thousands	NIS thousands	NIS thousands

Loss for the period		(313,639)	(222,454)	(264,706)

Other items of comprehensive income:

Actuarial gains (losses) from a defined benefit plan	18	(1,535)	537	127

Other comprehensive profit (loss) for the year		(1,535)	537	127

Total comprehensive loss for the year		(315,174)	(221,917)	(264,579)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Statements of Changes in Equity for the Year Ended December 31

		Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance at January 1, 2010		29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

Total comprehensive income for the year

Loss for the year		-	-	-	-	-	(313,639)	(313,639)
Other comprehensive loss for the year		-	-	-	-	-	(1,535)	(1,535)
Total comprehensive loss for the year		-	-	-	-	-	(315,174)	(315,174)

Transactions with owners recognized directly in equity

Share-based payments	19	-	-	-	-	2,460	-	2,460

Balance at December 31, 2010		29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)

Balance at January 1, 2009		29	85,557	48,219	1,537,271	1,636	(4,564,850)	(2,892,138)

Total comprehensive income for the year
		-	-	-	-	-	(222,454)	(222,454)
Loss for year
Comprehensive income for the year		-	-	-	-	-	537	537
Total comprehensive loss for the year		-	-	-	-	-	(221,917)	(221,917)

Transactions with owners recognized directly in equity

Share-based payments	19	-	-	-	-	5,295	-	5,295

Balance at December 31, 2009		29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Statements of Changes in Equity for the Year Ended December 31

		Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance at January 1, 2008		29	85,557	48,219	1,537,271	-	(4,300,271)	(2,629,195)

Total comprehensive income for the year
		-	-	-	-	-
Loss for year							(264,706)	(264,706)
Comprehensive income for the year		-	-	-	-	-	127	127
Total comprehensive loss for the year		-	-	-	-	-	(264,579)	(264,579)

Transactions with owners recognized directly in equity

Share-based payments	19	-	-	-	-	1,636	-	1,636

Balance at December 31, 2008		29	85,557	48,219	1,537,271	1,636	(4,564,850)	(2,892,138)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Statements of Cash Flows for the Year Ended December 31

	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities

Loss for the period	(313,639)	(222,454)	(264,706)

Adjustments:
Depreciation and amortization	284,732	234,203	249,880
Financing expenses, net	465,562	455,232	426,258
Proceeds from sale of property, plant and equipment	(35)	(236)	(124)
Share-based payments	2,460	5,295	1,636
Income tax expenses	1,188	745	1,048

Change in trade receivables	(8,695)	(7,277)	(7,352)
Change in other receivables	(2,896)	84	5
Change in trade payables	(2,731)	(8,391)*	(69,189)*
Change in other payables and provisions	83,659	(14,898)*	21,358 *
Change in broadcasting rights, net of rights exercised	(19,724)	(31,433)	(10,585)
Change in employee benefits	(438)	(82)	3,871

	803,082	633,242	616,806

Income tax paid	(1,188)	(1,060)	(5,073)

Net cash from operating activities	488,255	409,728	347,027

Cash flows from investing activities
Repayment of short-term deposits	3,259	-	-
Interest received	-	-	76
Proceeds from sale of property, plant and equipment	1,589	949	-
Purchase of property, plant and equipment	(226,728)	(214,368)	(198,208)
Acquisition of intangible assets	(14,897)	(9,262)	(12,643)
Payments for subscriber acquisition	(36,756)	(37,931)	(26,690)

Net cash used for investing activities	(273,533)	(260,612)	(237,465)

* Reclassified

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Statements of Cash Flows for the Year Ended December 31 (contd.)

	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Cash flow from finance activities

Repayment of loans from institutions	(115,731)	-	-
Bank loans received	255,000	-	-
Repayment of bank loans	(580,718)	-	-
Repayment of debentures	(55,020)	-	-
Short-term bank credit, net	41,232	13,532	(50,471)
Interest paid	(203,444)	(162,648)	(59,091)
Issue of debentures, net	443,959	-	-

Net cash used for financing activities	(214,722)	(149,116)	(109,562)

Increase in cash and cash equivalents	-	-	-

Cash and cash equivalents at beginning of year	-	-	-

Cash and cash equivalents at end of year	-	-	-

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 1 – GENERAL

A.	Reporting entity

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel on December 2, 1998 and its head office is at 6, Hayozma St., Kfar Saba, Israel.

In January 1999, the Company received a license from the Ministry of Communications for satellite television broadcasts (“the License”). The License is valid until January 2017 and may be extended for a further six years under certain conditions. The Company’s operations are subject to, inter alia, the Communications (Telecommunications and Broadcasts) Law 5742-1982 (“the Communications Law”) and its subsequent regulations and rules, and to the terms of the License.

Pursuant to the license of Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”), Bezeq is required to maintain full structural separation between it and its subsidiaries, and between it and the Company. In May and June 2010, the licenses of Bezeq and the Company respectively were amended in a manner permitting them, under certain circumstances, to market joint service packages.

In August 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 5748-1988) between the Company and Bezeq by exercising the options held by Bezeq in the Company, subject to certain conditions, and ruled against the merger.

B.	Definitions

  In these financial statements -

(1)
International Financial Reporting Standards (“IFRS”): Standards and interpretations adopted by the Israel Accounting Standards Board (IASB). These standards and interpretations include International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) and the interpretations of these standards defined by the International Financial Reporting Interpretations Committee (IFRIC) or interpretations defined by the Standing Interpretations Committee (SIC)

(2)	The Company: DBS Satellite Services (1998) Ltd.

(3)	Related party: As defined in IAS 24, Related Party Disclosures

(4)	Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 5728-1968

(5)	CPI: The consumer price index as published by the Central Bureau of Statistics

NOTE 2 - BASIS OF PREPARATION

A.	Statement of compliance

These financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS) and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010

The Company adopted IFRS for the first time in 2006, with the date of transition to IFRS being January 1, 2005 (“the date of transition”).

The financial statements were approved by the Board of Directors on March 7, 2011.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONTD.)

B.	Functional and presentation currency

These financial statements are presented in NIS, which is the Company’s functional currency, and have been rounded to the nearest thousand. The NIS is the currency that represents the principal economic environment in which the Company operates.

C.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities: derivative financial instruments.

The amount recognized as a defined benefit obligation is the current value of the defined benefit obligation at the end of the reporting period less costs for any past service that has as yet not been recognized and less the fair value at the end of the reporting period of plan assets that will directly serve to settle the obligation.

The value of non-monetary assets and equity items that were measured on the historical cost basis was adjusted to changes in the CPI until December 31, 2003, since until that date Israel was considered a hyperinflationary economy.

D.	Use of estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical estimates made by management while implementing accounting policies and which have the most significant effect on the financial statements is included in the following notes:

•
Contingent liabilities: When assessing the possible outcomes of legal claims that were filed against the Company, the Company relied on the opinions of its legal counsel. These opinions are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the outcomes of the claims are determined by the courts, these outcomes could differ from the assessments.

•
Impairment of assets: The Company examines, at each reporting date, whether there have been any events or changes in circumstances which would indicate impairment of one or more non-monetary assets. When there are indications of impairment, the Company assesses whether the carrying amount of the investment in the asset can be recovered from the future discounted cash flows anticipated to be derived from the asset, and if necessary, it records an impairment provision up to the amount of the recoverable value. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The estimates regarding cash flows are based on past experience with respect to this asset or similar assets, and on the best possible assessments of the Company regarding the economic conditions that will exist during the remaining useful life of the asset.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONTD.)

D.	Use of estimates and judgments (contd.)

•
Useful life: The Company's items of fixed assets, intangible assets and broadcasting rights are amortized using the straight line method over the estimated useful life of the asset. The estimated useful life of these items is based on their estimated technical life and the condition of the equipment. Changes in these factors, which affect the estimated useful life of the asset, have a material impact on the Company's financial position and the results of its operations. The estimated useful life of the fixed assets and intangible assets are presented in Note 3(C) and Note 3(D) below.

E.	Changes in accounting policy

(1)	Presentation of the statement of changes in equity

As from January 1, 2010 the Company has early implemented the revision to IAS 1, Presentation of Financial Statements, which was issued in the framework of Improvements to IFRS 2010. According to the revision, the Company presents in the statement of changes in equity, for each component of equity, a reconciliation between the carrying amount at the beginning of the period and the carrying amount at its end, and provides separate disclosure for each change resulting from profit or loss, other comprehensive income, and transactions with the owners in their capacity as owners.

(2)	Employee benefits

Commencing from January 1, 2009, the Company applies IAS 19 – Employee Benefits, revised (“the Amendment”), in accordance with Improvements to IFRS for 2008. The Amendment addresses the definition of “short-term employee benefits” and “other long-term employee benefits” to refer to when the liabilities are due to be settled. Accordingly, certain benefits are classified as short-term benefits. The Amendment is applied retrospectively. The effect of the Amendment on the financial statements was immaterial.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

 The financial statements have been prepared on the basis of IFRS and their related interpretations,

 The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

A.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Company at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

B.	Broadcasting rights

Broadcasting rights are stated at cost, net of rights exercised.

The cost of broadcasting rights includes the amounts paid to the content provider. Broadcasting rights are amortized in accordance with the terms of the purchase agreement, based on actual broadcasts from the total number of expected broadcasts or permitted under the agreement (the part that has not been unamortized by the end of the agreement is amortized in full upon termination of the agreement), or according to the period of the rights agreement. The net adjustment of the broadcasting rights is presented as an adjustment of earnings as part of ongoing operations in the statement of cash flows.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

C.	Property, plant and equipment

(1)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When major parts of a fixed asset item (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of fixed assets.

(2)	Subsequent expenditure

The cost of replacing part of an item of property, plant and equipment is recognized when that cost is incurred if it is probable that the future economic benefits embodied in the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. Ongoing maintenance costs are recognized in the statement of income as incurred.

(3)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of a fixed asset item.

Years
Broadcasting and receiving equipment	6.67
Installation costs *	1-3,15
Digital satellite decoders	4,6,8
Office furniture and equipment	6.67-14.2
Computers	3

*	The costs of installation in apartments are depreciated over the term of the contract with the subscribers.

 Leasehold improvements are depreciated over the shorter of the rental period or the expected useful life of the improvements.

D.	Intangible assets

(1)	Acquisition of subscribers

The Company discounts the direct sale commissions paid to marketers and salespersons for sales and services to subscribers who have signed long-term commitments with the Company and recognizes these costs as an intangible asset. When the subscriber terminates the agreement period, the balance of the asset is amortized immediately.

(2)           Software

Stand alone software that adds functionality to the hardware is classified as an intangible asset.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

D.	Intangible assets (contd.)

(3)	Research and development

Research activities involve a plan for the production of new or substantially improved products or processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The costs recognized as an intangible asset include the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(4)	Amortization

Amortization of intangible assets is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use.

Estimated useful lives for the current and comparative periods are as follows:

Years
Software	3,5
Subscriber acquisition costs*	1-3
Capitalized development costs	1-5

*     Pursuant to the terms and conditions of contracts with the subscribers.

E.	Financial instruments

(1)	Non-derivative financial instruments Non-derivative financial instruments comprise debt instruments, trade and other receivables, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognized when the Company accepts the contractual terms of the instrument. Financial instruments are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or the Company transfers to others the financial assets, without retaining control over the asset, or substantially transfers all the risks and rewards arising from the asset. Regular way purchases and sales of financial assets are recognized on the trade date, meaning on the date the Company undertook to purchase or sell the asset. Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or cancelled.

(2)
Non-derivative financial liabilities

Non-derivative financial instruments are recognized initially on the date that they are created.All other financial liabilities (including financial liabilities recognized at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

E.	Financial instruments (contd.)

(2)	Non-derivative financial liabilities (contd.)

Financial liabilities (except for financial liabilities recognized at fair value through profit or loss), are recognized initially at fair value plus all the attributable transaction costs.

Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

An exchange of debt instruments having substantially different terms, between an existing borrower and lender are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability or part of it, is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

In addition to the aforesaid quantitative criterion, the Company examines, inter alia, whether there have been changes also in various economic parameters inherent in the exchanged debt instruments, therefore exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

Non-derivative financial liabilities include bank overdrafts, loans and borrowings from banks and others, finance lease liabilities, redeemable preferred shares and trade and other payables.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when the Company currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(3)	Derivative financial instruments

The Company holds derivative financial instruments to hedge its foreign currency risk exposure. The financial instruments comprise mainly forward transactions.

Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in profit or loss, as part of the profits or losses from foreign currency.

(4)	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is remeasured every period in accordance with the actual increase in the CPI.

F.	Impairment

(1)
Financial assets

A financial asset is tested for impairment when objective evidence indicates that one or more events had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognized in profit or loss.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

F.	Impairment (contd.)

(2)	Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. The Company estimates the recoverable amount once a year, if there are indications of impairment.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing that are largely independent of other assets or groups of assets (“cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

G.	Employee benefits

(1)	Post-employment benefits

The Company has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

(A)
Defined contribution plans

The Company’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees.

(B)
Defined benefit plans

The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value less the fair value of any plan assets. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in an asset for the Company, an asset is recognized up to the net present value of economic benefits available in the form of a refund from the plan or a reduction in future contributions to the plan. An economic benefit in the form of refunds or reduction in future payments will be considered to be available when it can be exercised during the life of the plan or after settlement of the obligation.

When the minimum contribution requirement includes an obligation to pay additional amounts for services that were provided in the past, the Company recognizes an additional obligation (increases the net liability or decreases the net asset), if such amounts are not available as an economic benefit in the form of a refund from the plan or the reduction of future contributions.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in profit or loss on a straight-line basis over the average period until the benefits vest. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

G.	Employee benefits (contd.)

(1)	Post-employment benefits (contd.)

(B)
Defined benefit plans (contd.)

The Company recognizes immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

The Company offsets an asset relating to one benefit plan from the liability relating to another benefit plan only when there is a legally enforceable right to use the surplus of one plan to settle the obligation in respect of the other plan, and there is intent to settle the obligation on a net basis or to simultaneously realize the surplus of one plan and settle the obligation in the other plan.

(2)
Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave).

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

(3)
Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than post-employment plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The benefit is discounted to determine its present value. The discount rate is the yield at the reporting date on government bonds denominated in the same currency, that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

(4)
Share-based payments

The grant date fair value of share-based payment awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest.

Share-based payment arrangements in which the parent company grants to the employees of the Company rights to its equity instruments are accounted for by the Company as equity-settled share-based payment transactions, meaning that the fair value of the grant is recognized directly in equity, as set out above.

H.
Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(1)	Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

H.	Provisions (contd.)

(2)	Legal claims

A provision for claims is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

I.	Revenue

(1)	Revenue from services rendered is recognized in the statement of income proportionately over the term of the agreement or on providing the service.

(2)	Revenue from rental of digital satellite decoders are attributed proportionately over the term of the agreement.

(3)
The Company charges a deposit for the digital satellite decoders rented by its customers. The customers are entitled to receive a proportional refund of the deposit on termination of the agreement, according to the terms in the agreement. The revenue from deposit deductions is attributed to the statement of income, according to the terms of the agreements with the customers.

(4)	Commissions: When the Company acts in the capacity of an agent rather than as the principal in a transaction, the revenue recognized is the net amount of commission made by the Company.

J.
Income tax expenses

Income tax expense comprises current and deferred tax. Current and deferred taxes are recognized in the statement of income except to the extent that it relates to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

K.
Operating lease

The Company classifies lease agreements, under which the lessor substantially assumes all risks and rewards of ownership, as an operating lease. Payments made under operating leases are recognized in the statements of income on a straight line basis over the term of the lease.

L.
Loss per share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

M.
Financing income and expenses

Financing income comprises interest income on funds invested, foreign currency gains and gains on derivative instruments that are recognized in the statement of income. Interest income is recognized as accrued using the effective interest method.

Financing expenses comprise interest expense on borrowings, impairment losses of financial assets and losses on derivative instruments recognized in the statement of income. All borrowing costs are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

N.
Transactions with a controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction.

As this is a capital transaction, the differences between the fair value and the proceeds from the transaction are attributed to equity.

O.
New standards and interpretations not yet adopted

In the Improvements to IFRSs 2010, in May 2010 the IASB published and approved 11 amendments to IFRS and to one interpretation on a wide range of accounting issues. Most of the amendments apply to periods beginning on or after January 1, 2011 and permit early adoption, subject to the specific conditions of each amendment.

Presented hereunder are the amendments that may be relevant to the Company and are expected to have an effect on the financial statements:

•
Amendment to IAS 34 Interim Financial Reporting – Significant events and transactions (“the Amendment”) – The Amendment expanded the list of events and transactions that require disclosure in interim financial statements, such as the recognition of a loss from the impairment of financial assets and changes in the classification of assets as a result of changes in their purpose or use. In addition, the materiality threshold was removed from the minimum disclosure requirements included in the Standard before its amendment. The Amendment is effective for annual periods beginning on or after January 1, 2011.

•
Amendment to IAS 7 Financial Instruments: Disclosures – Clarification of Disclosures (“the Amendment”) – The Amendment requires adding an explicit declaration that the interaction between the qualitative and quantitative disclosures enables the users of the financial statements to better assess the company’s exposure to risks arising from financial instruments. Furthermore, the clause stating that quantitative disclosures are not required when the risk is immaterial was removed and certain disclosure requirements regarding credit risk were amended while others were removed. The Amendment is effective for annual periods beginning on or after January 1, 2011. Early implementation is permitted, with disclosure.

•
IFRS 9 (2010), Financial Instruments (“the Standard”). This Standard is one of the stages in a comprehensive project to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value. The basis for classification for debt instruments is based on the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with the Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other debt assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, the Standard allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

O.	New standards and interpretations not yet adopted (contd.)

Dividends on equity instruments where revaluations are measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment.

The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, IFRS 9 (2010) requires as a rule that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan grant commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability be presented in other comprehensive income, with the remaining amount being included in profit or loss. However, if this requirement aggravates an accounting mismatch in profit or loss, then the whole fair value change is presented in profit or loss. Amounts thus recognized in other comprehensive income may never be reclassified to profit or loss at a later date. The new standard also eliminates the exception that allowed measuring at cost derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured. Such derivatives are to be measured at fair value.

The Standard is effective for annual periods beginning on or after January 1, 2013, but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard. In particular, if an entity adopts the Standard for reporting periods beginning before January 1, 2012 it is not required to restate prior periods.

The Company has not yet commenced examining the effects of adopting the Standard on the financial statements.

•
IAS 24 (2009) Related Party Disclosures (“the Standard”). The new standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. The Standard is to be applied retrospectively for annual periods beginning on or after January 1, 2011. The Company is in the process of reassessing its relationships with related parties for the purpose of examining the effects of adopting the Standard on its financial statements.

NOTE 4 – DETERMINATION OF FAIR VALUE

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A.	Derivatives The fair value of forward exchange contracts is based on their quoted price, if available.

B.
Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 4 – DETERMINATION OF FAIR VALUE (CONTD.)

C.
Share-based payment transactions

The fair value of employee share options for employees and of share appreciation rights is measured using the Black-Scholes formula. The assumptions of the model include the share price on the date of measurement, the exercise price of the instrument, expected volatility (based on the weighted average of historical volatility of the Company’s shares, over the expected term of the options, and adjusted for changes expected due to publicly available information), expected term of the instruments (based on past experience and the general behavior of the option-holders), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

NOTE 5 – THE FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company’s losses for 2010 and 2009 amounted to NIS 314 million and NIS 222 million, respectively. As a result of these losses, the Company's capital deficit and working capital deficit at December 31, 2010 amounted to NIS 3,421 million and NIS 621 million, respectively.

B.	1.
In March 2010, an amendment to the Company’s bank financing agreement was signed and took effect (“the Amendment Agreement”). Pursuant to the Amendment Agreement, another Israeli bank (“the Joining Bank”) joined the present syndicate of banks (“the Present Banks”). The Joining Bank provided the Company with its proportionate share of the Company’s regular credit facilities and also provided the Company with long-term credit of NIS 255 million, most of which was used for its addition (in its proportionate share) to the Company’s long-term credit facilities for repayment and early repayment of the Company’s debts to the Present Banks. The balance of NIS 46 million will be used for the Company’s ongoing requirements.

Pursuant to the Amendment Agreement, the Company created a floating lien in favor of the Joining Bank, similar to those in favor of the Present Banks. The Joining Bank was also included in the fixed lien in favor of the Present Banks. The Company’s shareholders also signed the amendments to bonds, mortgage deeds and letter of guarantee, as applicable, which they had previously signed in favor of the Present Banks, for the addition of the Joining Bank. Under the Amendment Agreement, the term of the bank loan repayment (both the long-term loans as well as the ongoing facilities) was extended until the end of 2015.

In November 2010, another amendment to the financing agreement took effect. According to the amendment, the Company is required to comply with the debt coverage ratio (based on the ratio between the Company’s cash balance and cash flow over the past 12 months and the principal and interest payments over the coming 12 months) and the maximum and minimum supplier credit covenant (after the amendment to the covenants in November 2010). These covenants replace the previous financial covenants that were applicable to the Company. The Company’s compliance with these covenants is measured quarterly, and failure to comply with these covenants, subject to extensions stipulated in the Financing Agreement, grants banks the right to demand early repayment of the loans. According to the finance mechanism stipulated in the amendment, if the Company’s debentures (Series B) are downgraded below ilBBB (or its equivalent, whichever is lower), the annual interest paid to the banks will increase by 0.25% in respect of each notch on the rating scale, as long as the downgrade is in effect, subject to the covenants set out in the financing agreement.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 5 – THE FINANCIAL POSITION OF THE COMPANY (CONTD.)

B. (contd.)

2.
During the year, the Company's credit rating was upgraded from ilBBB- to ilA-, among other reasons, in view of the expected improvement in the Company's liquidity in the short term following the issue of debentures (Series B) and in view of the amendment to the financing agreement that included a list of the financial covenants with which the Company is required to comply.

3.	At December 31, 2010, the Company is in compliance with the financial covenants stipulated in the financing agreements and the debentures.

4.
The Company's management believes that the financial resources at its disposal will be sufficient for the Company’s operations for the coming year, based on the cash flow forecast approved by the Company’s board of directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it.

In recent years, the Company has raised external financing to expand its investments. At the reporting date, any significant increase in the Company’s investments will require an expansion of the financing sources at its disposal.

NOTE 6 – TRADE AND OTHER RECEIVABLES

	December 31, 2010	December 31, 2009
	NIS thousands	NIS thousands

Trade receivables (1)
Outstanding debts	48,192	46,143
Credit companies	128,355	123,022
Less provision for doubtful debts	(7,700)	(9,013)

	168,847	160,152

Other receivables (1)
Prepaid expenses	3,156	1,520
Pledged deposits	77	3,020	*
Others	7,917	6,657

* Reclassified	11,150	11,197

(1) Including trade and other receivables that are related and interested parties	77	52

For further information about related and interested parties, see Note 31 – Related and interested Parties. For the Company's exposure to currency and liquidity risks, see Note 31 – Financial Instruments.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

A.	Composition

	Broadcasting and reception equipment	Discounted installation costs	Digital satellite decoders	Office furniture and equipment (including computers)	Leasehold improvements	Total
	NIS thousands

Cost

Balance at January 1, 2009	210,437	1,405,463	1,409,214	75,324	38,142	3,138,580

Additions during the year	22,045	76,964	103,588	10,335	3,144	216,076
Disposals during the year	-	(5,608)	(1,793)	(1,526)	-	(8,927)

Balance at December 31, 2009	232,482	1,476,819	1,511,009	84,133	41,286	3,345,729

Additions during the year	4,641	99,617	115,829	10,658	4,358	235,103
Disposals during the year	-	(3,741)	(638)	(149)	-	(4,528)

Balance at December 31, 2010	237,123	1,572,695	1,626,200	94,642	45,644	3,576,304

Accumulated depreciation

Balance at January 1, 2009	166,653	1,142,319	1,086,557	44,219	27,169	2,466,917
Additions during the year	16,415	67,532	106,200	10,841	3,111	204,099
Disposals during the year	-	(5,608)	(636)	(1,516)	-	(7,760)

Balance at December 31, 2009	183,068	1,204,243	1,192,121	53,544	30,280	2,663,256

Additions during the year	15,219	102,413	109,919	11,360	2,204	241,115
Disposals during the year	-	(3,741)	(95)	(119)	-	(3,955)

Balance at December 31, 2010	198,287	1,302,915	1,301,945	64,785	32,484	2,900,416

Carrying amount

At January 1, 2009	43,784	263,144	322,657	31,105	10,973	671,663

At January 1, 2010	49,414	272,576	318,888	30,589	11,006	682,473

At December 31, 2010	38,836	269,780	324,255	29,857	13,160	675,888

*           Reclassified

B.	Collateral To secure its collateral and liabilities, the Company created liens on all its assets, including share capital (subject to the provisions of the Communications Law).

C.	Credit acquisitions of fixed assets In the year ended December 31, 2010, credit for fixed asset acquisitions increased by NIS 10.191 million.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 8 – INTANGIBLE ASSETS, NET

	Costs of acquisition of subscribers	Software licenses	Total
	NIS thousands

Cost

Balance at January 1, 2009	189,318	132,380	321,698

Additions during the year	33,812	20,365	54,177

Balance as at December 31, 2009	223,130	152,745	375,875

Additions during the year	32,440	27,884	60,324

Disposals during the year	(1,816)	-	(1,816)

Balance on December 31, 2010	253,754	180,629	434,383

Accumulated depreciation

Balance at January 1, 2009	165,705	113,023	278,728

Additions during the year	21,461	8,643	30,104

Balance as at December 31, 2009	187,166	121,666	308,832

Additions during the year	33,105	10,512	43,617

Disposals during the year	(835)	-	(835)

Balance at December 31, 2010	219,436	132,178	351,614

Carrying amount

At January 1, 2009	23,613	19,357	42,970

At January 1, 2010	35,964	31,079	67,043

At December 31, 2010	34,318	48,451	82,769

In the year ended December 31, 2010, credit for intangible asset acquisitions increased by NIS 6.855 million.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 9 –BROADCASTING RIGHTS, NET OF RIGHTS EXERCISED

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Cost	600,385	511,027
Less - rights exercised	295,895	226,261

	304,490	284,766

NOTE 10 - BANK CREDIT

This Note includes information of the contractual conditions of the Company’s interest-bearing bank loans and borrowings.

Additional information about the Company's exposure to interest, currency and liquidity risks appears in Note 30.

With respect to collateral and restrictions pertaining to credit and to financial covenants, see Note 28.

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Short-term credit	85,735	44,504
Current maturities of bank loans	49,703	239,194

	135,438	283,698

Details of the loans:

On December 31, 2010, the Company switched the loan tracks to fixed interest loans bearing interest at an average rate of 6.63% for three years and variable interest loans bearing interest at an average rate of prime + 1.8% for one year.

The loans are repayable according to the settlement schedules set out in the table below. The Company may change the loan track according to the terms of the financing agreement.

The loans are to be settled in the forthcoming years based on the following settlement schedules:

December 31,
2010
NIS thousands

2011	49,703
2012	81,703
2013	129,702
2014	129,702
2015	129,702

520,512

For information about liens, see Note 28.

For information about the amendment to the financing agreement, see Note 5B above.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 11 – TRADE PAYABLES

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Open accounts	290,516	292,411	*
Notes and checks for repayment	65,255	112,978

	355,771	405,389

Of which - related and interested parties	19,400	86,242

For further information about suppliers that are related and interested parties, see Note 31 – Related and interested Parties.

For the Company’s exposure to currency and liquidity risks for part of the trade balances, see Note 31 – Financial Instruments

NOTE 12 – OTHER PAYABLES

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Employees and institutions with respect to wages	27,050	26,005
Provisions for leave and convalescence pay	11,423	10,161
Interest payable for debentures	30,282	28,225
Deposits from customers	5,631	8,027	*
Institutions	41,540	39,835
Prepaid income	22,469	17,941
Others	26,556	20,226	*

	164,951	150,420

For information about the Company’s exposure to currency and liquidity risks for part of the payables balances, see Note 31 – Financial Instruments
NOTE 13 - PROVISIONS

December 31,
2010
NIS thousands

Balance at January 1, 2010	9,079 *
Provisions during the period	81,516
Provisions realized during the period	(124)
Provisions eliminated during the period	(1,205)

Balance at December 31, 2010	89,266

During the normal course of business, various lawsuits were filed against the Company.

For information about the lawsuits and amounts of the exposure, see Note 21.

*           Reclassified

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES

A.
On July 31, 2007, the Company issued debentures at a par value of NIS 620 million in a private issue to institutional investors. The debentures (Series A) were listed on the TACT-institutional system of the Tel Aviv Stock Exchange. The debentures were rated for the issuance by S&P Maalot (“the Rating Agency”) at BBB-/stable. In August 2008, the Rating Agency validated that rating. The proceeds from the issuance, net of costs, amounted to NIS 614 million.

The debentures (Series A) are repayable in eight annual payments of principal and interest on July 5th of each of the years 2010 to 2017. The principal payments in each of the years 2010 to 2013 will be at a rate of 8% of the par value of the debentures, and the principal payments in each of the years 2014 to 2017 will be 17% of the par value of the debentures. The debentures (Series A) are linked to the CPI commencing on June 2007, and bear annual linked interest at a rate of 8.4% per year (subject to various possible adjustments according to the terms of the Series A debenture), payable in semi-annual payments in January and July of each of the years 2009-2017.

The Company did not undertake to list the debentures (Series A) on the TASE, however, if they are listed, the annual interest paid on them will be reduced to 7.4% from that date. Pursuant to the terms set at the time of issuance of the debentures (Series A), since the debentures (Series A) were not listed by July 31, 2008, the annual interest rate they bear increased to 8.4% from that date. If the debentures (Series A) are listed for trading at a later date, then the annual rate of interest on them will decrease to 7.4% from that date.

In addition, if the Company fails to comply with the terms set out in the financing agreement with the banks, and as a condition for the banks ceding the breach, the Company will undertake to pay to the banks, for the bank credit, an additional margin on the bank interest, and if the debentures (Series A) are not listed at that time, then as long as the banks are paid the additional margin and the debentures (Series A) are not listed, the Company will pay the holders of the debentures (Series A) additional annual interest at the same rate.

In addition, Deed of Trust A stipulates standard events (such as insolvency proceedings, breach and exercise of liens on most of the Company's assets), which, should they occur, will allow immediate call for repayment pursuant to the provisions in the deed of trust, and establishes the right to call for immediate payment if the bank guarantees are exercised or another debenture series is called for immediate repayment, if the balance for settlement exceeds the amount set out in the deed of trust.

B.
In November 2010 the Company raised NIS 450 million in a private issue of debentures (Series B) to institutional investors. The debentures (Series B) are registered and listed on the TACT-institutional system of the TASE. S&P Maalot rated the debentures as ilA for the issuance.

Debentures (Series B) are repayable in seven annual payments of the principal, in November 2013 to 2019. The annual payments in each of the years 2013 through to 2017 will be at a rate of 14% of the par value of the debentures (Series B), and the payment of the principal for each of the years 2018 and 2019 will be at a rate of are 15% of the par value of the debentures (Series B). The debentures (Series B) are linked to the CPI commencing in September 2011, and bear annual linked interest at a rate of 5.85% per year (subject to various possible adjustments according to the terms of the Series B debenture), which are payable in semi-annual payments in May and November of each of the years from 2011 through to 2019.

The Company did not undertake to list the debentures (Series B) on the TASE, however, if they are listed, the annual interest paid on them will be reduced by 0.54% from the later of the listing date or two years after issuance of the debentures, provided the debentures are listed for trading. In addition, if debentures (Series B) are downgraded to ilBBB by Maalot, the debenture holders will be entitled to an additional 0.5% on the annual interest rate, from the date of the downgrade and for as long as this is in effect. If the rating is downgraded to below ilBBB, holders of debentures (Series B) will be entitled to an additional 0.5% on the annual interest rate, for each notch on the rating scale, for as long as the downgraded rating is in effect. For this purpose, debentures (Series B) will be rated according to the lower of their ratings by the rating companies.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES (CONTD.)

B.
(contd.)

If Bezeq provides a guarantee for the Company’s debts towards the holders of debentures (Series B), under the terms stipulated in the deed of trust for these debentures, the annual interest rate of the debentures (Series B) will be reduced by 0.5% and any extra interest for the downgrading of these debentures will be cancelled.

Deed of trust (B) stipulates standard events which, should they occur (subject to the extension periods set out in the deed of trust), will allow immediate call for repayment of the debentures, subject to the provisions in the deed of trust. These events include the events set out in Deed of Trust A, with certain changes, including failure to deliver the financial statements to the trustee on the dates set out in the deed, a decrease in Bezeq’s holding in the Company below the minimum rate stipulated in the deed (provided the Company remains a private company), a merger with another company (except for with Bezeq or one of its subsidiaries), or the sale of most of its assets under conditions stipulated in the deed, cancellation of the broadcasting license or termination of communication activities, as well as non-compliance with the financial covenants set out in the deed, based on the ratio between the Company’s secured debts and its EBITDA (as defined in the deed of trust and subject to the amendment period set out in the deed).

Under the deed of trust, the Company’s right to distribute dividends and repay them at the expense of shareholders loans is contingent on compliance with the financial covenants, based on the ratio between the total secured debt and its EBITDA (as defined in Deed of Trust B, and subject to the amendment period set out in the deed). In respect of repayment of shareholders’ loans, there is a further restriction whereby the repayment amount will not exceed the Company’s cumulative net profit from the beginning of 2011 onwards, with adjustments for the Company’s financing expenses for the shareholders’ loans, less repayments and distributions.

According to the provisions in Deed of Trust B, if Trustee B receives a guarantee by Bezeq for the Company’s liabilities to holders of debentures (Series B), and the rating of Bezeq is not downgraded to lower than ilAA- or the corresponding rating with another rating company, whichever is higher, then from that date, and as long as Bezeq’s rating does not fall below that rating, the collaterals produced by the Company in favor of Trustee B will be cancelled, the restriction on expansion of the series and the issue of additional securities secured by these collaterals and a number of causes for immediate redemption available to by Trustee B under Deed of Trust B will be cancelled (in addition to the decrease in the annual interest rate as set out above).

Debentures (Series A) and debentures (Series B) are each secured by a floating first lien, unlimited in amount, on all the Company’s assets (apart for exceptions pursuant to the Communications Law), as well as a fixed first lien of unlimited amount on the Company’s rights and assets, in favor of banks (other than exceptions as dictated by the provisions of the Communications Law). The first liens are equal (pari passu) to the liens in favor of holders of debentures (Series A) and the liens in favor of holders of debentures (Series B), and between them and the floating liens and the fixed lien created by the Company in favor of the banks to secure the bank credit.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES (CONTD.)

	December 31, 2010
	Nominal interest (%)	Repayment year	Par value	Carrying amount
			NIS thousands

Debentures A	8.4	2011-2017	570,676	641,244
Debentures B	5.85	2013-2019	450,000	445,791

Repayment dates

December 31, 2010
NIS thousands

2011	56,063
2012	56,063
2013	119,298
2014	182,368
2015	182,368
2016 onwards	500,240

1,096,400

 For information about liens in respect of the debentures, see Note 28.

NOTE 15 – LONG-TERM LOANS FROM INSTITUTIONS

In 2005, the Company signed agreements with three institutions according to which the institutions would grant the Company loans in the total amount of NIS 100 million.

The loans were linked to the CPI and bear annual interest at a rate of 11%. The loans are repayable with the addition of interest and linkage differentials, on December 31, 2013, but are repayable at an earlier date, subject to partial repayment of the loans received from the banks, under the terms set out in this agreement.

On November 11, 2010, the Company repaid its loans from institutions through early repayment.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 16 – LOANS FROM SHAREHOLDERS

A.

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Balance of the loans based on their nominal terms:
Old shareholders’ loans (1)	2,249,570	2,200,008

New shareholders’ loans (2)
Loans received at 5.5% interest	379,929	351,598
Loans received at 11% interest	1,263,679	1,113,108
	3,893,178	3,664,714
Net – received loan amounts in excess of the
fair value upon receipt, after cumulative reduction
(at the effective interest rate) (3)	(1,592,792)	(1,682,827)

	2,300,386	1,981,887

(1)
The loans extended to the Company by its shareholders until July 10, 2002 (“the Old Shareholders’ Loans”), in the amount of NIS 2.25 million, are linked to the known CPI, do not have a repayment date and do not bear interest. These loans were received in accordance with their pro-rata holdings in the Company upon receipt of the loans.

(2)
Pursuant to the agreement between the shareholders and the Company as at December 30, 2002, it was decided that the loans extended by some of the Company's shareholders as from July 10, 2002 ("the New Shareholders Loans"), will have preference over the Old Shareholders Loans. In accordance with the agreement, the New Shareholders Loans will be eligible for full settlement by the Company before any dividend is distributed by the Company and/or the repayment of the Old Shareholders Loans extended to the Company by the shareholders, and subject to the Company's cash flows and liabilities under the agreements with the banks.

The New Shareholders Loans that were received before April 2003, are linked to the known CPI and bear annual interest at a rate of 5.5%, while the New Shareholders Loans that were received after this date, based on an amendment to the aforesaid agreement, are linked to the known CPI with the addition of annual interest at a rate of 11%. No repayment dates were set for the new loans as well.

(3)
The shareholders loans were included in the financial statements at their fair value at the time received. The fair value of the loans was determined according to the current value of the expected cash flows for repayment of the loans, taking into consideration the dates on which the shareholders may make an initial request for repayment of the loans (in accordance with the restrictions that the shareholders consented to in the agreements with the banks and financial institutions), and the interest rates applicable to loans with similar risks upon receipt of the loans. The interest rate taken into account as aforesaid, which represents the effective interest rate for the loans, is 12%.

When a change in the terms of the loans results in a difference of over 10% in the discounted cash flows, the difference between the expected cash flows prior to the changes which are discounted at the interest rate on the date of the loans were provided, and their discounted value at the interest rate on the date of the changes, is recognized in financing income.

The difference between the current value of the new cash flows, which are discounted at the interest rate on the date of the change, and the old cash flows, which are discounted at the interest rate on the date of the change, is recognized in capital reserve under equity.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 16 – LOANS FROM SHAREHOLDERS

A.	(contd.)

(3)
(contd.)

In 2007, as part of rating the debentures with the Rating Agency, the Company undertook to the Rating Agency (and to it alone) that it shall not make payment on account of the shareholder loans before the end of the life of the debentures

The interest rate on the date of the change was determined in accordance with a professional opinion received by the Company from an external consultant, stating that the interest rate for discounting the interest-free shareholder loans is 15.63%, and the interest rate for discounting the shareholder loans bearing interest at a rate of 5.5% is 15.58%.

Based on these rates, the difference between the expected cash flows prior to the change which are discounted according to the 12% interest rate at the time the loans were received and their discounted value of 15.63% or 15.58% at the time of the change, accordingly, which amounted to NIS 213 million, was attributed to the financing income.

The difference between the current value of the expected cash flows based on the new repayment dates and the current value of the cash flows which were expected based on the repayment dates prior to any change is discounted according to the interest rate at the time of the change, 15.63% or 15.58%, which amounted to NIS 348 million, was attributed to capital reserves.

The Company’s right to distribute dividends for debentures (Series B) and repay them is contingent on the shareholders’ loans. See Note 14(B). This is not a material change in the terms as set out in section A, therefore it had no effect on the Company’s financial statements.

B.
In accordance with the agreement described in section 2 above, the shareholders that provided the new shareholders loans were awarded rights to receive additional shares in the Company or options exercisable for Company shares.

Accordingly, the shareholders were allocated additional shares in the Company or options exercisable for Company's shares. The options are exercisable at any time and without additional consideration, and they are negotiable as though they were shares, subject to the approval of the banks according to the financing agreements.

Exercise of the options allocated and changes in certain holdings in the Company are contingent on regulatory approvals.

As at the date of the approval of these financial statements, these approvals have not yet been received. Fur further details, see Note 1A.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – LONG-TERM TRADE PAYABLES

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Open accounts with related parties	54,264	8,340
Notes and checks for repayment	-	661

	54,264	9,001	*

* Reclassified

The Company and Bezeq formulated a debt restructuring arrangement for the debt balance of NIS 31.5 million owed by the Company to Bezeq. Under the arrangement, the Company will repay the debt to Bezeq in 36 equal monthly installments plus interest at prime + 1.5%. In October 2010, an agreement was approved to defer part of the payments under this debt arrangement and also to defer payments that the Company owes Bezeq under the previous agreement between the Company and Bezeq. Under the agreement, 18 payments under the agreement and the 15 payments remaining under the previous agreement will be deferred for 18 months, where in the deferral period, the payments will bear annual interest of prime + 3%. The agreement may be terminated by prior notice, under the provisions stipulated therein.

NOTE 18 – EMPLOYEE BENEFITS

Employee benefits include post-employment benefits, termination benefits, short-term benefits and share-based payments.

The Company has defined benefit plans for post-employment benefits and it makes contributions to central severance pay funds and appropriate insurance policies.

The Company also has a defined contribution plan for some of its employees who are subject to Section 14 of the Severance Pay Law, 5723-1963.

Regarding share-based payments see Note 19 – Share-based Payments.

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Current value of obligations	11,891	11,610
Fair value of plan assets	(5,195)	(6,011)

Liability recognized for a defined benefit plan	6,696	5,599
Other liabilities	14,731	11,641	*

Total employee benefits	21,427	17,240

Presented under the following items:
Other payables	14,731	11,641	*
Long-term employees benefits	6,696	5,599	*

	21,427	17,240

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 18 – EMPLOYEE BENEFITS (CONTD.)

Post-employment benefit plans – defined benefit plan

A.	Change in the current value of the defined benefit obligations

	2010	2009
	NIS thousands	NIS thousands

Obligation in respect of a defined benefit plan at January 1	11,610	11,465 *
Current service cost	1,346	1,015
Finance expenses with respect to obligations	650	503
Actuarial gains recognized in other comprehensive income	85	(834)
Benefits paid according to the plan	(1,800)	(539)

Balance of obligations at end of year	11,891	11,610

B.	Change in plan assets

	2010	2009
	NIS thousands	NIS thousands

Fair value of plan assets at January 1	6,011	5,246
Amounts deposited in the plan	929	785
Expected return on plan assets	353	318
Actuarial gains (losses) recognized in other comprehensive income	(1,450)	(297)
Benefits paid according to the plan	(648)	(41)

Fair value of plan assets at end of year	5,195	6,011

*           Reclassified

C.	Expense recognized in profit or loss

	2010	2009
	NIS thousands	NIS thousands

Current service cost	1,346	1,015
Interest for obligation	650	503
Expected return on plan assets	(353)	(318)

	1,643	1,200

The expense is included in the following items in the statement of income:

	2010	2009
	NIS thousands	NIS thousands

Cost of sales	738	558
Selling and marketing expenses	460	345
General and administrative expenses	148	112

	1,346	1,015

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 18 – EMPLOYEE BENEFITS (CONTD.)

D.	Actuarial gains and losses recognized directly in other comprehensive income

	2010	2009
	NIS thousands	NIS thousands

Amount accrued as at January 1	2,508	1,971
Amount recognized in the period	1,535	537

Amount accrued as at December 31	4,043	2,508

E.	Main actuarial assumptions

	2010	2009
	%	%

Discount rate at December 31	1.7	2.9
Future salary increases	2	3

Assumptions regarding future mortality are based on published statistics and mortality tables.

The expected long-term yield rate on the assets is 2.93%. This rate is based on the asset portfolio as a whole and not on the yield of the separate asset groups. The return is based exclusively on historical returns, without adjustments.

F.	Historical information

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Present value of the defined benefit obligation
Defined benefit	11,891	11,610
Fair value of plan assets	(5,195)	(6,011)

Deficit in the plan	6,696	5,599

G.	Post-employment benefit plans – defined contribution plan

	Year ended December 31
	2010	2009
	NIS thousands	NIS thousands

Amount recognized as an expense in respect of a defined deposit plan	9,526	9,381

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 19 – SHARE-BASED PAYMENT

In September 2008, 4,250,000 options of Bezeq were allocated to the CEO of the Company. The options are exercisable into Bezeq shares at the exercise price of NIS 5.24 per option (at the allocation date, the exercise price is NIS 5.24, adjusted to distribution of dividends by Bezeq as from the allocation date). The fair value of the options on the allocation date was NIS 10.28 million. The options will vest in three equal annual lots. Up to the reporting date, two out of the three lots have vested. The possible implications of changes in the Company’s structure and holdings on the third lot are being examined.

A.	Number of Bezeq options

Number of options
2010
in thousands

Balance at January 1	4,250
Allocated during the period	-
Balance at December 31	4,250

B.
Additional details

The fair value of the services received in consideration of the allocated options is based on the fair value of the allocated options, measured on the Black and Scholes model, based on the following parameters:

Fair value at the allocation date	10,280

Parameters taken into account in fair value
Bezeq share price	6.18
Exercise price	5.24
Anticipated fluctuations (weighted average)	23.1%- 23.8%
Useful life of the option (projected weighted average)	5
Risk-free interest rate	5.1%-5.3%

Other information (not taken into account):
Share price immediately before the board of directors’ decision	6.37
Share price immediately before the allocation	5.92

The anticipated fluctuations were based on historical fluctuations of Bezeq’s share prices. The life of the options was determined on the basis of management estimates regarding the period of time the employees will hold the options, taking into consideration their positions at the Company and the Company's previous experience regarding termination of employment. The risk-free interest rate was determined on the basis of the NIS government bonds, with the time to maturity being equal to the expected life of the options.

The total expense recorded for the options in the year ended December 31, 2010, and attributed to administrative and general expenses in the statement of income amounted to NIS 2.46 million.

C.	Benefits In 2010, the CEO of the Company received payment in accordance with his revised employment contract.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 20 – AGREEMENTS

1.	At December 31, 2010, the Company has agreements for the acquisition of broadcasting rights. In the year ended December 31, 2010, acquisition of these rights amounted to NIS 94 million.

2.	At December 31, 2010, the Company has agreements for the acquisition of channels. In the year ended December 31, 2010, expenses for use of channels acquired by the Company amounted to NIS 253 million.

3.
The Company has a primary operational leasing contract for the building it occupies. The lease expires in 2014, with an option to extend the lease for another five years. The rental fees are linked to the CPI. The Company also has several other leasing contracts for various periods.

  The expected rent for the forthcoming years, calculated according to the rent on December 31, 2010, is as follows:

NIS thousands

2011	9,885
2012 to 2014	21,922

4.	Operating lease

A.
The Group has a number of operating lease agreements for periods of up to 36 months for the vehicles it uses. The balance of the contractual annual lease payments, calculated according to the payments in effect at December 31, 2010, is NIS 17 million

B.	In 2009, the Company purchased several vehicles from a vehicle importer. This transaction is accounted for as an operating lease. The expected annual payments amount to NIS 4.4 million.

5.
Royalties: In accordance with the terms of the license, the Company has a liability to pay royalties to the State of Israel, calculated on the basis of income from broadcasting services as described in the license.

The rate of royalties was amended in 2006 according to the Communications Regulations 5766-2006. Following the amendment, the rate of royalties applicable is as follows: 2008 - 2%, 2009 – 1.5%, 2010 and thereafter – 1%.

For information about the rate of royalties for 2011 and thereafter, see Note 32.

6.
In accordance with the licensing requirements and the regulations set forth by the Cable and Satellite Broadcasts Council (“the Council”), for each of the years 2006 through 2011, the Company is required to invest no less than 8% of its income from subscription fees in local production content broadcasts in that year (the Company is required to invest its share in certain broadcasts). In view of the Company’s shortfall in investing in certain categories of broadcasts, the Company is required to complete the shortfall in the relevant categories in 2010 and 2011.

7.
Agreement with NDS Limited ("NDS"): The Company engaged in several agreements with NDS to acquire services in respect of the Company's encoding, broadcasting and receiving systems and hardware for these services.

In 2010 and 2009, the Company's payments to NDS amounted to NIS 26.893 million and NIS 31.283 million, respectively.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 20 – AGREEMENTS (CONTD.)

8.
In August 2000, the Company engaged in a three-way contract to acquire decoders from Eurocom Marketing (1986) Ltd. ("Eurocom") and Advanced Digital Broadcast Ltd ("ADB"). Eurocom is an interested party of the Company. The contract included, inter alia, the supply of ongoing maintenance services and repair services (after the warrantee period) by ADB.

In 2010 and 2009, the Company's payments to Eurocom for the acquisition of decoders amounted to NIS 88 million and NIS 57 million, respectively.

9.
The Company has an agreement with Space Communications Ltd. (“Spacecom”) for the supply of space segments.

In 2010 and 2009, the Company's payments to Spacecom amounted to NIS 87 million and NIS 99 million, respectively.

10.
As from December 2010, subscribers can no longer be signed up for special offers that include a term of commitment by the subscriber to use the services for more than 18 months. This restriction does not apply to subscribers that signed up for special offers up to December 2010. It was also prohibited to offer subscribers various terms of commitment for different service components. In accordance with the decision of the Council, as of January 2011, the Company is entitled to collect the cost of the benefit from subscribers who signed up for a special offer that includes a term of commitment and ask to be disconnected from its broadcasts prior to the end of the term of commitment. This is equal to the lower of the following two amounts: Return of the cost of the benefit stipulated in the special offer or the balance of the payments the subscriber would have had to pay had the subscriber remained connected to the Company’s services until the end of the term of commitment.

11.
In July 2010, the Company signed an agreement with HOT. According to the agreement, the Company will pay HOT an agreed amount to settle its demands in respect of the use of infrastructure in the subscriber’s home up to the end of 2010. In addition, according to the agreement, as from 2011, there will be no obligation for either company to pay the other for the use of wiring. In September 2010, the Company and HOT submitted a request to the Ministry of Communications concerning amendment of the administrative provisions, mainly cancellation of the duty to give notice so that a licensee to which a subscriber connects will forward the disconnection notice from the subscriber to the licensee from which the subscriber was disconnected only after the connection is made to the other licensee. The Ministry of Communications has not yet given its decision on the matter.

NOTE 21 – CONTINGENT LIABILITIES

1.	Guarantees To assure its obligations, the Company placed collateral in the amount of NIS 40 million (including guarantees to the State of Israel in the amount of NIS 38 million).

2.
Legal claims

Legal claims were filed or are pending against the Company (hereinafter in this section: “legal claims”).

In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 13) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the management of the Company, the additional exposure at December 31, 2010, due to claims filed against the Company on various matters and which are likely to be realized, amounts to NIS 1,073,621,000. These amounts and all the amounts of the claims in this Note are before addition of interest.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 21 – CONTINGENT LIABILITIES (CONTD.)

2.	Legal claims (contd.) Below are details of the material contingent claims of the Group at December 31, 2010, classified into groups with similar characteristics.

A.	Employee claims

During the normal course of business, collective and individual claims were filed against the Company by employees and former employees of the Company. These are claims which are primarily allegations of non-payment of salary components and delay in salary payment. At December 31, 2010, the total amount of these claims amounted to NIS 1.644 million. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, appropriate provisions amounting to NIS 724,000 have been included in the financial statements, where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, claims were filed against the Company by its customers. These are mainly motions for certification of class actions and the ensuring claims concerning allegations regarding the unlawful collection of payment and impairment of the services provided by the Company. At December 31, 2010, these claims amount to NIS 1,227,073,000. In the opinion of the management of the Company, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 9.028 million, where provisions are required to cover the exposure resulting from such claims.

Of these claims, there are claims amounting to NIS 1.006 billion, which cannot yet be estimated. These claims include the following:

On October 7, 2010, a motion for certification of a class action against the Company was filed in the Tel Aviv-Jaffa district court for NIS 98 million. According to the applicant, the Company did not comply with its obligation to provide the applicant and its customers with a document that outlines their right to cancellation should they make a change and/or addition to the service provided to them under the ongoing transactions with it, and as a result, the applicant allegedly incurred financial damages of NIS 124, which is the difference between the payment the applicant made in respect of the new converter and the amount paid for the converter prior to the change over a period of three months, and non-financial damage of NIS 50 in respect of harm to personal autonomy. The applicant estimated that the total number of members of the relevant group is approximately one million subscribers. The final date for submitting the Company’s response to the motion for certification is March 23, 2011.

On November 1, 2010, a motion for certification of a class action against the Company was filed in the central district court, for NIS 258 million (sums in respect of monies unlawfully collected each month from each and every member of the group are expected to be added to this amount). According to the applicant, the Company materially violated the provisions of the Consumer Protection Law regarding a transaction for a defined period of time, and this due to the failure to send a notice to its customers of the end of their term of commitment and collection of improper payments at the end of the term of commitment. The applicant further argues that the Company conditioned the return of the payments unlawfully collected from the customers upon the engagement with the Company on another long-term commitment. The plaintiff contends that as a result, she incurred financial damage of NIS 568, which is the full amount she paid as subscriber fee after the end of the term of commitment. In addition, the applicant is suing for NIS 5,000 as exemplary damages and/or damages in respect of non-financial damage incurred by the applicant in respect of the alleged breaches of the provisions of the Consumer Protection Law. The applicant estimates that the relevant group numbers 570,000 customers. The Company is required to submit its response to the motion by March 6, 2011.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 21 – CONTINGENT LIABILITIES (CONTD.)

2.	Legal claims (contd.)

B.	Customer claims (contd.)

On December 13, 2010, a motion for certification of a class action against the Company was filed at the Tel Aviv-Jaffa district court for NIS 600 million. The applicant alleges that the Company violated its obligation to its customers by omitting broadcasts it is committed to air in the basic package, removed channels without approval, did not comply with the obligation to invest in quality genres and violated obligations regarding commercials, promos and marketing and commercial content. The applicant alleges that as a result, he incurred damage estimated at NIS 2,180. This amount comprises NIS 1,680, which is 10% of the total subscription fee the applicant paid in the seven years he was a subscriber of the Company, as damages in respect of the damage he incurred due to non-broadcast of the broadcasts the Company is obligated to air, and non-financial damage of NIS 500 in respect of harm to personal autonomy. The applicant defined the group as all of the respondent's subscribers in the seven years prior to the filing of the motion. He estimates that the group numbers 800,000 subscribers. The final date for the Company to file its response to the application for certification is March 20, 2011.

On December 16, 2010, a motion for certification of a class action against the Company was filed at the Tel Aviv-Jaffa district court for NIS 50 million. The applicant alleges that the Company violated its obligation to its subscribers with hearing disabilities by not fulfilling its duties under the Equal Rights for People with Disabilities Law, 5758-1998 and under the Television Broadcasts (Subtitles and Sign Language) Law, 5765-2005 violates the directives of the Council in this regard. As alleged in the claim, the amount of damages claimed per customer is NIS 10,000. According to the estimate of the plaintiff, at least 25,000 of the people suffering from hearing impairment (of the 50,000 he claims are defined as hearing impaired) are customers of the Company. The Company has not yet filed its response to the motion for certification.

C.	Supplier and communication provider claims

During the normal course of business, various legal claims have been filed against the Company by suppliers who supply the Company with goods and/or services. The main claim was filed for alleged damage caused to a supplier as a result of the Company's negligence.

At December 31, 2010, these claims amounted to NIS 64.331 million. The financial statements include appropriate provisions amounting to NIS 161,000, where provisions are required to cover the exposure resulting from such claims.

3.
Other contingent liabilities

Pursuant to an immediate report issued by HOT Communication Services ("the Cable Company"), in July 2010, there was a ruling in the arbitration between the Cable Company and Association of Composers, Authors and Publishers of Music in Israel (ACUM) regarding a mechanism for calculation of the annual royalties for the use of works, the rights of which are protected by ACUM. According to this report, the arbitration ruling accepted, in principle, the model for calculation of royalties presented by ACUM in the proceeding, with the exception of certain changes, and determined that this model would also apply to the difference in royalties from 2003 onward, to be calculated by the parties to the arbitration in a settlement. The Cable Company announced that it intends to appeal the arbitrator’s ruling. Since the arbitrator’s ruling and the other arbitration documents were not submitted to the Company, the Company does not know which model was adopted and the reasoning behind the arbitrator’s ruling. However, pursuant to the agreements between the Company and ACUM, the royalties paid to ACUM since 2003 are likely to be updated, inter alia, depending on the agreement to be reached by the Cable Company and ACUM, and according to ACUM, also subject to the arbitrator’s ruling.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 21 – CONTINGENT LIABILITIES (CONTD.)

3.
Other contingent liabilities (contd.)

Consequently, the Company's management believes that after the arbitration ruling, the Company could be required to pay significant sums retroactively. In view of the above, the Company revised its estimate of the royalties as from 2003. The updated estimate was prepared on the basis of model for calculation of royalties which was received from ACUM shortly after the arbitration ruling, with adjustments in accordance with the estimate of the Company’s management. This served as the basis for the material provisions that the Company included in its financial statements.

NOTE 22 – EQUITY

A.	Share capital

  The equity consists of ordinary shares of NIS 1 par value each, as follows:

	December 31,	December 31,
	2010	2009
	Nmber of shares and amount in NIS

Issued and paid up share capital	29,896	29,896

Registered capital	39,000	39,000

B.	Option warrants for shareholders

  See Note 16(B).

NOTE 23 – COST OF REVENUES

	Year ended December 31
	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Wages and incidentals	148,545	132,172	117,294
Content costs	350,688	295,608	278,285
Utilized broadcasting rights	168,799	180,826	168,478
Use of space segments	89,990	94,228	89,997
Depreciation and amortization	237,260	200,679	217,873
Car allowance	25,409	19,055	20,427
Royalties	10,944	13,581	17,555
Other	97,213	105,952	181,262

	1,128,848	1,042,101	1,091,171

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 24 – SALES AND MARKETING EXPENSES

	Year ended December 31
	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Wages and incidentals	29,805	27,913	28,919
Advertising	67,624	60,897	62,862
Marketing consultation	1,729	1,603	1,791
Car allowance	8,786	7,921	8,739
Depreciation	32,165	20,862	21,510
Other	3,093	3,116	4,341

	143,202	122,312	128,162

NOTE 25 – GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Wages and incidentals	54,347	45,490	49,119
Share-based payment	2,460	5,295	1,636
Professional consultation and fees	10,100	7,738	8,966
Rental and maintenance fees	13,181	12,727	12,706
Depreciation	15,307	12,662	10,497
Provision for doubtful and bad debts	805	1,764	2,352
Subcontractors (mainly for system maintenance)	20,462	19,648	18,726
Other	15,899	12,481	12,149

	132,561	117,805	116,151

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 26 - FINANCING EXPENSES, NET

Recognized in profit or loss

	Year ended December 31
	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Income from interest on bank deposits	(316)	(77)	(178)
Change in fair value of financial assets at fair value through profit and loss	(351)	(5,518)	(35,883)
Income from linkage and other differentials	(8,646)	(2,752)	(15,744)
Financing income recognized in profit and loss	(9,313)	(8,347)	(51,805)

Expenses for shareholder loans	228,464	258,183	255,164
Expenses for discounting of shareholder loans	90,035	42,190	7,797
Change in fair value of financial assets at fair value through profit and loss	7,244	4,558	43,579
Interest expenses for financial liabilities
measured at reduced cost	127,544	124,189	127,392
Expenses for linkage differences	19,449	29,343	34,163
Expenses from exchange rate changes	277	3,253	12,825
Other financing expenses	27,070	16,557	11,691
Financing income recognized in profit and loss	500,083	478,273	492,611

Net financing expenses recognized in profit and loss	490,770	469,926	440,806

NOTE 27 – INCOME TAX

A.	Income tax expense components

	Year ended December 31
	2010	2009	2008
	NIS thousands	NIS thousands	NIS thousands

Current tax expense
For the current period	1,188	972	1,048
In respect of preceding years	-	(227)	-

	1,188	745	1,048

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 27 – INCOME TAX (CONTD.)

B.	Deferred tax assets and liabilities

At the reporting date, the Company has losses and deductions for inflation of NIS 4.7 billion for tax purposes carried forward to the next year (in 2009, NIS 4.4 billion).

Loss balances and deductions carried forward to the next year are CPI linked to the end of 2007.

The deductible temporary differences and tax losses do not expire under current tax legislation. The Company does not create deferred tax assets since it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

C.	Tax assessments

The Company has final tax assessments up to and including 2004 and tax assessments that are considered as final up to 2005.

D.	Tax authority hearings

In February 2010, the Company reported to the Tax Authority a payment deficit of NIS 2.85 million (tax principal), for value added tax for 2006 and thereafter, which was discovered in an internal audit by the Company for the yes-WOW venture (offering a service bundle including DBS television services, infrastructure connection to the internet provided by the Company and internet access services provided by Bezeq International Ltd.).

At the date of approval of the financial statements, this amount was paid to the tax authorities.

In August 2010, the Company received tax assessments in which the Tax Authority claimed NIS 9.6 million (including interest and linkage differences) for the period commencing in January 2006 and ending in July 2010.

The management of the Company believes, based, inter alia, on the opinion of its legal counsel, that it is likely that the assessment will be cancelled in full.

NOTE 28 – LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES

A.	The Company’s secured liabilities and collateral are as follows:

	December 31,	December 31,
	2010	2009
	NIS thousands	NIS thousands

Debentures	1,087,035	680,553
Borrowings from banks	606,248	890,734
Guarantees	40,319	39,460

B.	To secure these liabilities and collateral, the Company recorded a lien on all its assets, including share capital.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 28 – LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES (CONTD.)

C.
The terms of loans and credit facility that the Company received from banks (NIS 634 million at December 31, 2010) impose the following restrictions: the lien or sale of certain assets, receipt of credit from other banks (without the prior approval of the lending bank), distribution of a dividend, repayment of shareholder loans, transactions with interested parties, changes in the shareholding ratio of shareholders, the Company's compliance with various licenses granted to it, purchase of securities by the Company and the establishment of a subsidiary, and the issuance of shares or other securities of the Company. The parameters for compliance with the financial covenants are measured quarterly and the objectives of one of them change in each quarter. Non-compliance with the financial covenants (subject to the extension term set out in the agreement) awards the banks the right to demand early settlement of the loans that the Company received.

At December 31, 2010, the Company is in compliance with the covenants in the amended financing agreement.

NOTE 29 - FINANCIAL RISK MANAGEMENT

A.	General The Company is exposed to the following risks from the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk (including currency and interest risks)

   This Note presents information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

B.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from trade receivables.

Management has a credit policy and the Company's exposure to credit risks is monitored on a regular basis.

The Company regularly monitors trade receivables and the financial statements include provisions for doubtful debts which properly reflect, in management’s estimation, the loss inherent in debts for which collection is uncertain.

C.	Liquidity risk

Liquidity risk is the risk of the Company being unable to meet its financial liabilities repayable by cash or other financial asset. The Company’s approach to managing liquidity risk is to ensure, as far as possible, the degree of liquidity that is sufficient to meet its liabilities on time, under normal conditions and stressful conditions, without causing it unexpected losses or harming its goodwill.

D.	Market risk

Market risk is the risk that changes to market prices such as exchange rates and interest rates will impact the Company's income or the value of its holdings in financial instruments. The objective of market risk management is to manage and supervise the exposure to market risks under standard parameters, by maximizing the risk yield.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 - FINANCIAL INSTRUMENTS

A.	Credit risk

(1)	Exposure to credit risk

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit loss at the reporting date is described in the table below:

	December 31,	December 31,
	2010	2009
	Number of shares and amount in NIS

Trade receivables	168,847	160,152
Other receivables	7,994	9,677	*

	176,841	169,829

  *     Reclassified

(2)	Aging of debts and impairment losses

	December 31,	December 31,
	2010	2009
	Number of shares and amount in NIS

Not past due	166,200	156,061
Past due up to one year	10,106	8,152
Past due one to two years	2,925	7,693
Past due more than two years	5,233	3,917
	184,464	175,823

Less provision for doubtful debts	(7,700)	(9,013)

Total	176,764	166,810

(3)	Changes in provision for doubtful and bad debts:

	December 31,	December 31,
	2010	2009
	Number of shares and amount in NIS

Balance at January 1	9,013	8,730
Increase (decrease)	(1,313)	283

Balance at December 31	7,700	9,013

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk Below are the contractual repayment dates of financial liabilities, including interest payments. This aging does not include the impact of netting agreements.

	December 31, 2010
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-derivative financial liabilities:
Credit from banks at variable interest	85,735	85,735	85,735	-	-	-	-
Credit from banks at variable interest – long-term loan	156,154	164,127	11,508	152,619	-	-	-
Credit from banks at fixed interest	364,358	424,460	29,229	28,845	78,227	288,159	-
Debentures, including accrued interest	1,117,317	1,635,507	40,368	96,130	136,791	459,126	903,092
Loans from shareholders	2,300,387	3,893,207	-	-	-	-	3,893,207

	4,023,951	6,203,036	166,840	277,594	215,018	747,285	4,796,299

Derivative financial liabilities:
Forward exchange contracts, net	2,929	2,929	2,929	-	-	-	-

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk (contd.)

	December 31, 2009
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-derivative financial liabilities:
Credit from banks at variable interest	44,504	44,504	44,504	-	-	-	-
Credit from banks at fixed interest	846,230	976,660	186,350	141,301	290,841	358,168	-
Debentures, including accrued interest	708,778	985,762	29,013	83,352	107,761	357,452	408,184
Loans from institutions	181,729	275,956	-	-	-	275,956	-
Loans from shareholders	1,982,166	5,164,460	-	-	-	-	5,164,460

	3,763,407	7,447,342	259,867	224,653	398,602	991,576	5,572,644

Derivative financial liabilities:
Forward exchange contracts, net	989	989	989	-	-	-	-

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks

(1)	Foreign currency and CPI risk for the Company’s financial instruments are as follows:

	December 31, 2010
	Unlinked	CPI-linked	In foreign currency or foreign currency linked (mainly USD)	Non-financial items	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Assets
Trade receivables	164,889	-	3,958	-	168,847
Other receivables	7,983	2	9	3,156	11,150

Total assets	172,872	2	3,967	3,156	179,997

Liabilities
Borrowings from banks	135,438	-	-	-	135,438
Trade payables	243,135	-	112,636	-	355,771
Other payables	62,092	77,452	2,938	22,469	164,951
Debentures	-	1,030,973	-	-	1,030,973
Current maturities for debentures	-	56,062	-	-	56,062
Loans from shareholders	-	2,300,387	-	-	2,300,387
Bank loans	470,810	-	-	-	470,810
Long-term trade payables	54,264	-	-	-	54,264

Total liabilities	965,739	3,464,874	115,574	22,469	4,568,656

Surplus liabilities over assets	792,867	3,464,872	111,607	19,313	4,388,659

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks (contd.)

(1)	Foreign currency and CPI risk for the Company’s financial instruments are as follows: (contd.)

	December 31, 2009
	Unlinked		CPI-linked		In foreign currency or foreign currency linked (mainly USD)	Non-financial items	Total
	NIS thousands		NIS thousands		NIS thousands	NIS thousands	NIS thousands

Assets
Trade receivables	155,111		-		5,041	-	160,152
Other receivables	9,634	*	2		41	1,520	11,197

Total assets	164,745		2		5,082	1,520	171,349

Liabilities
Borrowings from banks	283,698		-		-	-	283,698
Trade payables	321,688	*	-		83,701	-	405,389
Other payables	56,392	*	76,087		-	17,941	150,420
Debentures	-		625,741		-	-	625,741
Current maturities for debentures	-		54,812		-	-	54,812
Loans from shareholders	-		1,981,887		-	-	1,981,887
Loans from institutions	-		181,729		-	-	181,729
Bank loans	607,036		-		-	-	607,036
Long-term trade payables	9,001		-	*	-	-	9,001

Total liabilities	1,277,815		2,920,256		83,701	17,941	4,299,713

Surplus liabilities over assets	1,113,070		2,920,254		78,619	16,421	4,128,364

* Reclassified

(2)	CPI and exchange rates of material currencies:

	December 31,	December 31,	Change (%)	Change (%)
	2010	2009	2010	2009

CPI in points	113.51	110.57	2.7	3.9
USD exchange rate per 1 USD	3.549	3.775	(6.0)	(0.7)
Euro exchange rate per 1 Euro	4.738	5.442	(12.9)	2.7

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 - FINANCIAL INSTRUMENTS (CONTD.)

D.	Interest rate risk Types of Interest of the Company's interest-bearing financial instruments:

	Carrying amount	Carrying amount
	2010	2009
	NIS thousands	NIS thousands

Fixed-interest instruments
Other receivables	77	3,020

Financial liabilities	3,751,781	3,690,679

Variable-interest instruments
Financial liabilities	241,889	43,816

E.
Fair value compared to carrying amounts

The carrying amount of assets and liabilities correspond with or are close to their fair values.

Fair value of financial assets and liabilities, which are not stated at fair value:

	2010		2009
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Bank loans	520,512	521,904	846,230	841,671
Loans from institutions	-	-	181,729	192,263
Debentures, including accrued interest	1,117,317	1,293,986	708,778	714,603

	1,637,829	1,815,890	1,736,737	1,748,537

See Note 4 for the basis for determining fair value.

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and in 2010 ranged between 5.5% and 6.62% (in 2009, 8.42%-9.23%).:

F.	Derivative financial instruments The Company has limited involvement in derivative financial instruments. The Company contracts such transactions to hedge its cash flows. See details in Note 30B.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 - FINANCIAL INSTRUMENTS (CONTD.)

G.	Sensitivity test Below are sensitivity tests for changes in the main market risks where changes will alter the values of assets and liabilities and affect the Company's net profit and equity.

(1)
Sensitivity to changes in the CPI

The Company has financial instruments that are sensitive to changes in the CPI such as loans, debentures and customer deposits. The sensitivity analysis of 5% and 10% refers to the rate of deviation from an inflation assessment of 2% per year, based on the Inflation Target Center at the Bank of Israel.

Sensitivity analysis at December 31, 2010

Deviation rate from inflationary goal	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(7,343)	(3,671)	3,671	7,343

Sensitivity analysis at December 31, 2009

Deviation rate from inflationary goal	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(5,930)	(2,965)	2,965	5,930

(2)	Sensitivity analysis of changes in the US dollar exchange rate

The Company has financial instruments that are sensitive to changes in the US dollar exchange rate, such as trade payables and forward transactions. The sensitivity analysis of 5% and 10% refers to the rate of change in the exchange rate.

Sensitivity analysis at December 31, 2010

Change in NIS/USD exchange rate (in NIS)	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(1,612)	(806)	806	1,612

Sensitivity analysis at December 31, 2009

Change in NIS/USD exchange rate (in NIS)	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(7,704)	(3,852)	3,852	7,704

(3)
Sensitivity to change in interest rates

The Company has financial instruments that are sensitive to changes in interest rates such as financial liabilities to banks. The sensitivity analysis of 5% and 10% refers to the rate of change in the interest rate.

Sensitivity analysis at December 31, 2010

Rate of change in the interest rate	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(5,169)	(2,599)	2,628	5,287

Sensitivity analysis at December 31, 2009

Rate of change in the interest rate	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(176)	(88)	88	176

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 31 – TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

A.	Transactions with interested and related parties

	December 31, 2010	December 31, 2009
	NIS thousands	NIS thousands

Revenue (3)	1,165	12,196
Cost of revenue (1)	101,251	112,576
Administrative and general expenses	2,376	1,855
Financing expenses	320,032	302,303
Salary and benefits for interested parties employed by the Company (2)	5,802	8,367

(1)	The expenses primarily include costs of leasing space segments from an interested party and operating costs of Bezeq Online call center (see Note 20).

(2)
The Company's CEO participates in an options plan for shares in the parent company (see Note 19). In addition, on August 11, 2008, the Company's board of directors approved a two year options plan for the Company’s CEO for 2009 and 2010, based on compliance with certain goals defined in the plan.

(3)	Includes revenue from the sale of content to an interested party.

B.	Balances with related parties

	December 31, 2010	December 31, 2009
	NIS thousands	NIS thousands

Note 16 – Loans from Shareholders	2,300,387	1,981,887
Current liabilities	73,664	77,902
Non-current liabilities	54,253	8,340
Other receivables	77	52

C.	Additional details

(1)
The Company has an agreement for the import and maintenance of digital satellite decoders from a company that is an interested party (see Note 20).

The cost of acquisition and maintenance of decoders amounted to NIS 88 million (in 2009 – NIS 57 million).

(2)	For information about the options allocated to the Company's shareholders, see Note 16B.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 32 – MATERIAL EVENTS SUBSEQUENT TO THE REPORTING DATE

A.
In February 2011 the government decided, further to an investigation of the Ministry of Communications and Ministry of Finance, together with the Second Authority and the Council, to formulate legislative amendments to anchor the expansion of the DTT setup, in two stages, within 24 months from the entry into force of these legislative amendments. Pursuant to the decision, and subject to the terms to be determined in the legislation, a radio channel containing regional and national radio channels, an “Educational 23” channel, the designated Russian-language channel, the designated Israeli music and Mediterranean music channel, an additional channel of the broadcasting authority which will broadcast using HD technology, a designated Arabic channel, a designated news channel and a dedicated heritage channel will be added to the setup in two stages. Any of the above channels may be added upon request with payment of a distribution charge. In accordance with the decision, the Minister of Communications may, in consultation with the Minister of Finance, the Council and the Second Authority, add more channels to the setup in accordance with applications from the channels and the regulations which will be determined in this matter. The government also decided that in January 2014, the ownership and operation of the DTT setup would be transferred from the Second Authority to another government or public body which does not supervise television broadcasts. An increase or variation in the number of channels to be distributed via this setup is likely, in the opinion of the Company, to increase the capability of the setup to offer substitutes for DBS's services and this is liable to cause material harm to its revenues.

B.
In January 2011, the Company and Bezeq signed agreements according to which the Company will market Bezeq’s telephony and internet infrastructure services, including as part of the service bundle, and Bezeq will market the Company’s television services, including as part of the service bundle. The agreements were approved as a transaction in which a controlling shareholder has a personal interest. At the reporting date, the parties have not yet implemented the provisions of these agreements.

C.
In January 2011, the Knesset Finance Committee approved an amendment to the Royalties (Satellite Broadcasts) Regulations so that in 2011 and 2012 the rate of royalties would be 1.75% and 2.5% of taxable income respectively, and would revert to 1% commencing 2013 or on the date when the terms laid down in the Regulations are met.

D.
The Company is examining the possibility of expanding the debentures series (Series B) by issuing additional debentures for NIS 120 million, according to orders it received from institutions, subject to the approval of the banks and confirmation from the Rating Agency that the debentures will not be downgraded as a result. Fifty percent of the consideration from the issue is designated for early repayment of part of the Company’s long-term bank loans. At the reporting date, the expansion of the series has not yet been approved.

E.
On January 9, 2011, a motion for certification of a class action against the Company was filed at the Tel Aviv-Jaffa district court for NIS 50 million. The plaintiff alleges that the Company violated its obligation, inter alia, pursuant to the Communications (Telecommunications and Broadcasts) Law 5742-1982 and the Regulations for Restricting Volume during Commercials, Promos and Other Broadcasts, 5769-2009. The plaintiff contends that these breaches are reflected in the volume in broadcasts of the Company’s commercials, promos and service announcements. The amount of the claim for each subscriber is NIS 100, and the plaintiff estimates that the group he seeks to represent includes approximately 500,000 subscribers. The Company has not yet responded to the motion for certification.

F.	On March 1, 2011, the Company received a rating of ilA- for additional debentures of NIS 120 million par value, to be issued in expansion of Series B.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 33 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

On the date of approval of the financial statements, the Company’s board of directors does not have an incumbent chairman. Consequently, on March 7, 2011, the Company’s board of directors authorized Mr. David Efrati, a director in the Company, to serve as chairman of the board of directors’ meeting convened to approve and to sign the Company’s financial statements as at December 31, 2010.